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                                                              HECO Exhibit 12(b)
                                                              ------------------

Hawaiian Electric Company, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

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
                                            Six months ended
                                                June 30,
                                            -----------------
(dollars in thousands)                       1995      1994
- -------------------------------------------------------------
FIXED CHARGES
Total interest charges...................  $21,351    $18,170
Interest component of rentals............      330        425
Pretax preferred stock dividend
 requirements of subsidiaries............    2,252      2,336
                                           -------    -------
TOTAL FIXED CHARGES......................  $23,933    $20,931
                                           =======    =======
EARNINGS
Income before preferred stock dividends
 of HECO.................................  $35,413    $26,630
Income taxes (see note below)............   23,054     17,773
Fixed charges, as shown..................   23,933     20,931
AFUDC for borrowed funds.................   (2,505)    (1,816)
                                           -------    -------
EARNINGS AVAILABLE FOR FIXED CHARGES.....  $79,895    $63,518
                                           =======    =======

RATIO OF EARNINGS TO FIXED CHARGES.......     3.34       3.03
                                           =======    =======
Note:

Income taxes are comprised of the
 following:
 Expense relating to operating
  income for regulated purposes..........  $23,270    $17,830
 Benefit relating to nonoperating
  loss...................................     (216)       (57)
                                           -------    -------
                                           $23,054    $17,773
                                           =======    =======
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